

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 8, 2008

Mr. Michael Castle
Chief Financial Officer
National Coal Corporation
8915 George Williams Road
Knoxville, TN 37923

> **Re:** **National Coal Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-26509**

Dear Mr. Castle:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief